UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2011

Commission File Number: 1-15256

BRASIL TELECOM S.A.

(Exact Name as Specified in its Charter)

Brazil Telecom Company

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33.3.0029520-8

PUBLICLY-HELD COMPANY

EXCERPT OF ITEM 5 OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON

MAY 26, 2011

In my role as secretary of the meeting of the Board of Directors, I CERTIFY that item 5 of the Agenda, “Election of Executive Officers to replace João Silveira and Marco Schroeder,” of the Minutes of the Meeting of the Board of Directors of Brasil Telecom S.A., held on May 26, 2011 at 6:30 p.m. at Rua Humberto de Campos, 425 – 8th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, reads as follows:

“Turning to item 5 of the Agenda, the Board Members unanimously approved the election of Maxim Medvedovsky, Brazilian, married, engineer, bearer of Identity Card (RJ) No. 101915858, issued by IFP, registered under individual taxpayers’ registry (CPF) No. 016.750.537-82, with his business address at Rua Humberto de Campos, No. 425, 8th floor, Leblon, City of Rio de Janeiro, State of Rio de Janeiro and Tarso Rebello Dias, Brazilian, married, economist, bearer of Identity Card (RJ) No. 08.401.392-9, issued by IFP/RJ, registered under individual taxpayers’ registry (CPF/MF) No. 021.455.577-17, with his business address at Rua Humberto de Campos, No. 425, 8th floor, Leblon, City of Rio de Janeiro, State of Rio de Janeiro, as Executive Officers without specific designation, until the end of their terms, in other words, until the first meeting of this Board of Directors following the Ordinary General Shareholders’ Meeting of 2012, to replace João Francisco da Silveira Neto and Marco Norci Schroeder, who resigned from their respective positions. Therefore, as of this date, the Board of Executive Officers of the Company is composed of the following members: (i) as Chief Executive Officer, Luiz Eduardo Falco Pires Corrêa, Brazilian, married, engineer, bearer of Identity Card (RJ) No. 6056736, issued by SSP/SP, registered under individual taxpayers’ registry (CPF/MF) No. 052.425.988-75, with his business address at Rua Humberto de Campos, No. 425, 8th floor, Leblon, City of Rio de Janeiro, State of Rio de Janeiro; (ii) as Officer without specific designation and Investor Relations Officer, Alex Waldemar Zornig, Brazilian, married, accountant, bearer of Identity Card (RG) No. 9415053, issued by SSP/SP, registered under individual taxpayers’ registry (CPF/MF) No. nº 919.584.158-04, with his business address at Rua Humberto de Campos, No. 425, 8th floor, Leblon, City of Rio de Janeiro, State of Rio de Janeiro; (iii) as Officer without specific designation, Francis James Leahy Meaney, Irish, single, economist, bearer of Identity Card (RNE) No. V218988-N, issued by CIMCRE/CGPMAF, registered under individual taxpayers’ registry (CPF/MF) No. 054.404.117-80, with his business address at Rua Humberto de Campos, No. 425, 8th floor, Leblon, City of Rio de Janeiro, State of Rio de Janeiro; (iv) as Officer without specific designation, Maxim Medvedovsky, Brazilian, married, engineer, bearer of Identity Card (RJ) No. 101915858, issued by IFP, registered under individual taxpayers’ registry (CPF) No. 016.750.537-82, with his business address at Rua Humberto de Campos, No. 425, 8th floor, Leblon, City of Rio de Janeiro, State of Rio de Janeiro; and (v) as Officer without specific designation, Tarso Rebello Dias, Brazilian, married, economist, bearer of Identity Card (RJ) No. 08.401.392-9, issued by IFP/RJ, registered under individual taxpayers’ registry (CPF/MF) No. 021.455.577-17, with his business address at Rua Humberto de Campos, No. 425, 8th floor, Leblon, City of Rio de Janeiro, State of Rio de Janeiro.”

All of the members of the Board of Directors were present and affixed their signatures: (/s/) José Mauro Mettrau Carneiro da Cunha – Chairman, João de Deus Pinheiro de Macedo, Francisco Aurélio Sampaio Santiago, Francis James Leahy Meaney and João Carlos de Almeida Gaspar. Rio de Janeiro, May 26, 2011.

Maria Gabriela Campos da Silva Menezes Côrtes

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2011

BRASIL TELECOM S.A.

By:	/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer and Investor Relations Officer